Filed Pursuant to Rule 433

Registration Statement (No. 333-291167)

May 11, 2026

NiSource Inc.

$500,000,000 4.750% Notes due 2031

$750,000,000 5.300% Notes due 2036

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated May 11, 2026 (the “Preliminary Prospectus Supplement”))

Issuer:	NiSource Inc.

Security:	4.750% Notes due 2031 (the “ 2031 Notes”) 5.300% Notes due 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size (aggregate principal amount):	2031 Notes: $500,000,000 2036 Notes: $750,000,000

Public Offering Price:	2031 Notes: 99.947% of the principal amount 2036 Notes: 99.708% of the principal amount

Underwriting Discount:	2031 Notes: 0.600% of the principal amount 2036 Notes: 0.650% of the principal amount

Net Proceeds, Before Expenses, to the Issuer:	2031 Notes: $496,735,000 2036 Notes: $742,935,000

Maturity Date:	2031 Notes: May 18, 2031 2036 Notes: May 18, 2036

Benchmark Treasury:	2031 Notes: 3.875% due April 30, 2031 2036 Notes: 4.125% due February 15, 2036

Benchmark Treasury Price/Yield:	2031 Notes: 99-05 1⁄4 / 4.062% 2036 Notes: 97-24+ / 4.408%

Spread to Benchmark Treasury:	2031 Notes: T+70 basis points 2036 Notes: T+93 basis points

Yield to Maturity:	2031 Notes: 4.762% 2036 Notes: 5.338%

Optional Redemption Terms:

2031 Notes: Make-whole call at any time prior to April 18, 2031 (the “2031 Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) applicable to the 2031 Notes plus 12.5 basis points less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the 2031 Par Call Date at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2036 Notes: Make-whole call at any time prior to February 18, 2036 (the “2036 Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2036 Notes plus 15 basis points less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the 2036 Par Call Date at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding,

the redemption date.

Tax Credit Event Redemption:	If a Tax Credit Event (as defined in the Preliminary Prospectus Supplement) occurs, the issuer may redeem, at its option, the 2031 Notes or the 2036 Notes, as the case may be, in whole but not in part, at a redemption price equal to 101% of the principal amount of the 2031 Notes or the 2036 Notes being redeemed, as the case may be, plus accrued and unpaid interest to but excluding the redemption date (any notice of redemption may be sent only by the later of (a) the end of the calendar year in which the 2031 Notes or the 2036 Notes, as the case may be, were issued and (b) six months from the date of issuance), in accordance with the terms and provisions set forth under “Supplemental Description of the Notes—Tax Credit Event Redemption” in the Preliminary Prospectus Supplement.

Coupon (interest rate):	2031 Notes: 4.750% 2036 Notes: 5.300%

Interest Payment Dates:	2031 Notes: May 18 and November 18 of each year, beginning November 18, 2026 2036 Notes: May 18 and November 18 of each year, beginning November 18, 2026

Initial Interest Accrual Date:	2031 Notes: May 18, 2026 2036 Notes: May 18, 2026

Format:	SEC Registered

Transaction Date:	May 11, 2026

Expected Settlement Date**:	May 18, 2026 (T+5)

CUSIP/ISIN:	2031 Notes: 65473P BA2 / US65473PBA21 2036 Notes: 65473P BB0 / US65473PBB04

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about May 18, 2026, which will be the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to the first business day before delivery of the Notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.